VIA EDGAR

May 10, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Killoy and Brigitte Lippmann

Re:	Paramount Gold Nevada Corp.

Preliminary Proxy Statement on Schedule 14A

Filed April 18, 2016

File No. 001-36908

Dear Mr. Killoy and Ms. Lippmann:

On behalf of Paramount Gold Nevada Corp. (“Paramount”), we provide Paramount’s responses to your letter dated May 6, 2016 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Preliminary Proxy Statement on Schedule 14A filed on April 18, 2016 (the “Preliminary Proxy Statement”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to each comment set forth immediately below the comment. The revisions to the Preliminary Proxy Statement described below are reflected in an amendment to the Preliminary Proxy Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

Information in this Proxy Statement regarding Calico, page 2

1.   We note your disclaimer relating to information regarding Calico.  Please revise to reflect that you are responsible for the adequacy and accuracy of the disclosure in the filing.

Response: In response to the Staff’s comment, we have revised the disclosure on page 2 to reflect that Paramount is responsible for the adequacy and accuracy of the disclosure regarding Calico in the filing.

Fairness Opinion, Appendix C

2.   The opinion of the financial advisor states that the fairness opinion was provided to the board in connection with the arrangement and “may not be relied up by any other persons, or used for any other purpose.” Please revise to remove the implication that investors are not entitled to rely on the opinion.  Alternatively, advise us of the basis for the advisor’s belief that security holders cannot rely upon the opinion to support any claims against the advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with the advisor).  Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent

665 Anderson Street, Winnemucca, Nevada 89445 Tel: 775-625-3600

jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either financial advisor of the board of directors under the federal securities laws.

Response: In response to the Staff’s comment, ROTH Capital Partners, LLC (“Roth”) has revised and reissued its opinion to remove the implication that investors are not entitled to rely on its written opinion. See Annex C.

Paramount hereby acknowledges that (1) Paramount is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) Paramount may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the above, please do not hesitate to contact me at (613) 226-9881 ext. 202, or James T. Seery of Duane Morris LLP at (973) 424-2088.

Very truly yours,

PARAMOUNT GOLD NEVADA CORP.

/s/ Carlo Buffone

Carlo Buffone

Chief Financial Officer

cc:James T. Seery, Duane Morris LLP

665 Anderson Street, Winnemucca, Nevada 89445 Tel: 775-625-3600